                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934


                GREAT EASTERN ENERGY AND DEVELOPMENT CORPORATION
                                (Name of Issuer)

                         NORTHPORT OPERATING COMPANY LC
                                 and TONY VIELE
                                    (Bidder)

                     Common Stock, par value $0.10 per share
                Great Eastern Energy and Development Corporation
                         (Title of Class of Securities)

                                  390 323-10-3
                      (CUSIP Number of Class of Securities)

                                   Tony Viele
                         Northport Operating Company LC
                           2601 N.W. Expressway Street
                                 Suite 902-East
                          Oklahoma City, Oklahoma 73112

                                  with copy to:

                                Phillip A. Wylie
                           Locke Purnell Rain Harrell
                          2200 Ross Avenue, Suite 2200
                              Dallas, Texas   75201

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                          Calculation of Filing Fee

Transaction          $4,334,176 (18,844,245 shares sought        Amount of
Valuation*           to be purchased at $0.23 per share          Filing Fee
                     or 80% of said number at a combination      $866.84
                     of $.26 and $.23 per share)


           *Set forth the amount on which the filing fee is calculated and state how it was determined.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $
                               -----------------

Form or Registration No.:
                               -----------------

Filing Party:
                               -----------------

Date Filed:
                               -----------------


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CUSIP No. 390 323-10-3

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1.   Name Of Reporting Persons or I.R.S. Identification No. of Above Persons

     Northport Operating Company LC          TIN: 73-1488396
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2.   Check The Appropriate Box If A Member Of A Group

     (a)  /X/
     (b)  / /

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3.   SEC Use Only

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4.   Source Of Funds

     OO

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5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
     2(e) Or 2(f)   / /

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6.   Citizenship Or Place Of Organization

     Texas
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7.   Aggregate Amount Beneficially Owned By Each Reporting Person

     0

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8.   Check Box If The Aggregate Amount In Row (7) Excludes Certain Shares  / /

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9.   Percent Of Class Represented By Amount In Row (7)

     0

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10.  Type Of Reporting Person

     CO

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                                      -2-
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CUSIP No. 390 323-10-3

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1.   Name Of Reporting Persons or I.R.S. Identification No. of Above Persons

     Tony Viele          SSN: ###-##-####

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2.   Check The Appropriate Box If A Member Of A Group

     (a)  /X/
     (b)  / /

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3.   SEC Use Only

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4.   Source Of Funds

     OO
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5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(e) Or 2(f)   / /

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6.   Citizenship Or Place Of Organization

     Oklahoma

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7.   Aggregate Amount Beneficially Owned By Each Reporting Person

     0

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8.   Check Box If The Aggregate Amount In Row (7) Excludes Certain Shares  / /

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9.   Percent Of Class Represented By Amount In Row (7)

     0
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10.  Type Of Reporting Person

     IN
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                                      -3-

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a)  Great Eastern Energy and Development Corporation (the "Subject
          Company")
          5990 Greenwood Plaza Blvd., Suite 127
          Greenwood Village, Colorado 80111-4708

     (b) The equity securities being sought are the Subject Company's Common Stock, par value $0.10 per share (the "Shares"), 18,844,245 shares outstanding as of March 31, 1997. Northport (as defined below) is offering the shareholders of the Subject Company the opportunity to tender all of their Shares at $.23 per share ("Option One"). Alternatively, Northport is offering a second option pursuant to which the shareholders of the Subject Company may tender all of their Shares, of which 37.5% will be purchased at $.26 per share and the remainder, at Northport's election and in such combination as it may determine, will be purchased at $.23 per share or returned to the tendering shareholders ("Option Two"). It is Northport's desire in offering Option Two to purchase only 80% of the outstanding Shares and thereby maintain the Subject Company's status as a "public company." See Item 5 below. All Shares purchased at $.23 per share pursuant to Option Two will be purchased on a pro rata basis among the tendering shareholders. The number of Shares purchased from each shareholder pursuant to Option Two shall, if necessary, be rounded upward to the next whole number in order to avoid the receipt by the shareholder of a fractional share.

     (c) See Item 6--"Price Range of Shares; Dividends" in the Offer to Purchase (the "Offer") filed as Exhibit 11(a)(1) attached hereto and incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this statement are Northport Operating Company LC, a Texas limited liability company ("Northport"), and Tony Viele ("Viele"). Northport currently has no assets or liabilities other than cash assets and the loan commitment described under Item 4 hereof. The address of Northport's principal office is 2601 N.W. Expressway Street, Suite 902-East, Oklahoma City, Oklahoma 73112. Information required by this Item with respect to Viele is set forth below.

     Northport has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below is the information required by (a) through (g) of this Item 2 with respect to each natural person who is an executive officer or director of Northport, or who is in control of Northport, or who is an executive officer or director of any corporation or other person ultimately in control of Northport.

     1.   (a)  Tony Viele -- Manager and a member of Northport
          (b) 2601 N.W. Expressway Street, Suite 902-East, Oklahoma City, Oklahoma 73112

          (c) Oil and gas investor and operator individually and through Northport Production Company, an affiliate of Northport.
          (d) Oil and gas investor and operator individually and through Northport Production Company.
          (e)  No
          (f)  No
          (g)  United States citizen

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Neither Northport or Viele have entered into any contracts, transactions or negotiations with the Subject Company or any of its executive officers or directors, although Northport and Viele have engaged in discussions with representatives of the Subject Company concerning the tender offer which have not resulted in any contracts, agreements or understandings.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) All of the funds needed to consummate the tender offer (a total of $4,334,176) will be borrowed from third party lenders and said funds will be made available to the depositary for the tender offer as needed. See Section 9 -- "Source and Amount of Funds" in the Offer, which is incorporated herein by reference.

     (b) As stated above, all of the funds necessary to consummate the tender will be borrowed by Northport third party lenders. Founders Equity Group, Inc. ("Founders") will provide $1,000,000 to Northport to consummate the tender offer and some of the principal terms of that financing are as follows: (1) the facility will be a term loan which will mature on December 31, 1997; (2) the loan will bear interest at 8% per annum; (3) the loan will be personally guaranteed by Mr. Viele and Northport Production Company; (4) the collateral for the loan will be a pledge of one-half of the shares of Northport Production Company; and (5) Founders will receive a 2% commitment fee and warrants to purchase 100,000 shares at $.23 per share. Such terms are more fully described in the loan commitment letter attached hereto as Exhibit 11(b), which is incorporated herein by reference. In addition, C3, Inc. has orally agreed to provide $900,000 to Northport on terms identical in all material respects to those of the Founders' commitment.

     Domain Energy Corporation ("Domain") has orally agreed to provide not less than $2,434,176 to Northport to consummate the tender offer. Some of the principal terms of that financing are as follows: (1) the facility will be a production loan; (2) Domain will receive a limited term overriding royalty interest in certain oil and gas properties of the Subject Company and Northport Production Company which will entitle it to 60% of the net revenues received from those properties; (3) the loan will remain in effect until such time as Domain has received a return of its capital plus an internal rate of return equal to 18%; and (4) the loan will be non-recourse to the borrowers.

     Following consummation of the tender offer and completion of the Mergers described in Item 5 below, the loan will be paid from the cash and cash flow of the Subject Company.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The purpose of the tender offer is for Northport and Viele to acquire control of the Subject Company with the intent of growing the Subject Company through the immediate merger of Northport and Northport Production Company with and into the Subject Company and thereafter through the acquisition of other oil and gas properties, businesses and companies using equity securities of the Subject Company or by using third party financing, or by a combination of both. For those shareholders who elect to retain their Shares or who elect to tender their Shares pursuant to Option Two, it is Northport's plan that the Company will continue as a "public company," that the Shares which are not tendered will continue to be traded on the NASD Bulletin Board or some other nationally-recognized trading mechanism and that the Company will continue to timely fulfill its informational reporting requirements under the Securities Exchange Act of 1934, as amended.

     Upon successful completion of the tender offer, it is anticipated that the current officers and directors of the Subject Company will resign or be removed and Viele will become, at least initially, the sole director of the Subject Company. Viele, as the sole director, will then elect officers chosen by him. The information with respect to Mr. Viele which is required by Rule 14f-1 under the Exchange Act to be provided to the shareholders of the Subject Company is set forth in Sections 7 and 9 of the Offer which will be mailed to each such shareholder.

     See Section 8 --"Purpose of the Offer; Certain Effects of the Offer" and
Section 11 --"Effect of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer, both of which are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Neither Northport nor Viele owns any securities of the Subject Company, nor has Northport or Viele been involved in a transaction in any securities of the Subject Company within the last 60 days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Neither Northport nor Viele is a party or otherwise subject to any contract, arrangement, understanding or relationship with respect to securities of the Subject Company.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Northport and Viele have engaged the services of Southwest Merchant Group, an investment banking and financial consulting concern headquartered at One NorthPark East, 8950 North Central Expressway, Suite 220, Dallas, Texas 75231, to assist them in connection with the tender offer, including making recommendations and solicitations in connection with the tender offer, and in connection with securing the financing for the tender offer. For its services, Southwest Merchant Group will receive 5% of the financing proceeds and a 20% interest in Northport.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Northport has no assets or liabilities, other than the loan commitments described in Item 4 hereof. Therefore, its financial condition is not material to a decision by a shareholder of the Subject Company to tender or hold his or her Shares.

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ITEM 10.  ADDITIONAL INFORMATION

     (a)  None.

     (b)  See Section 12--"Certain Legal Matters; Regulatory Approvals," and
          Section 15--"Miscellaneous" in the Offer, which are incorporated herein by reference.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  None.

     (f) See the Offer attached hereto and incorporated herein by reference, except those portions of the Offer which have otherwise been incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase dated August 5, 1997 and accompanying letter of transmittal.

          (2) Press release of Northport dated July 25, 1997 announcing the tender offer.

     (b) Loan Commitment Letter from Founders Equity Group, Inc. to Northport Operating Company LC dated July 31, 1997.

     (c) Depositary Agreement dated as of August 1, 1997 by and between Northport and Securities Transfer Corporation.

     (d)  None.

     (e)  Not applicable.

     (f)  Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              NORTHPORT OPERATING COMPANY LC

August 5, 1997
---------------------
     (Date)

                              By:  /s/ John Vaughn
                                 ----------------------------------------
                                   John Vaughn, Vice President


                                   /s/ Tony Viele
                                 ----------------------------------------
                                   Tony Viele







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                                INDEX OF EXHIBITS

11(a)(1) The Offer to Purchase dated August 5, 1997 and accompanying letter of transmittal.

11(a)(2) Press release of Northport Operating Company LC dated July 25, 1997 announcing the tender offer.

11(b) Loan Commitment Letter from Founders Equity Group, Inc. to Northport Operating Company LC dated July 31, 1997.

11(c) Depositary Agreement dated as of August 1, 1997 by and between Northport and Securities Transfer Corporation






                                      -9-